

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 28, 2017

<u>Via E-mail</u>
Chris A. Choate
Chief Financial Officer
AFS SenSub Corp.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

     **Re:**    **AmeriCredit Automobile Receivables Trust 2013-1**
               **AmeriCredit Automobile Receivables Trust 2013-2**
               **AmeriCredit Automobile Receivables Trust 2013-3**
               **AmeriCredit Automobile Receivables Trust 2014-1**
               **AmeriCredit Automobile Receivables Trust 2014-3**
               **AmeriCredit Automobile Receivables Trust 2016-1**
               **AmeriCredit Automobile Receivables Trust 2016-3**
               **Forms 10-K for Fiscal Year Ended December 31, 2016**
               **Filed March 20, 2017**
               **File Nos. 333-170231-10, 333-170231-11, 333-170231-12, 333-170231-15, 333-194765-01, 333-206924-01 and 333-206924-03**

Dear Mr. Choate:

     We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Arthur C. Sandel

                         Arthur C. Sandel
                         Special Counsel
                         Office of Structured Finance

cc:     Trey Brown, GM Financial
         Jase Fehleison, GM Financial